UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vintage Wine Estates, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92747V 106
(CUSIP Number)

Keith Atkinson Managing Director, Managing Associate General Counsel Nuveen Alternatives Advisors LLC 8500 Andrew Carnegie Blvd., C2-07 Charlotte, NC 28262	Christine Taylor VP Finance AGR Partners LLC 221 1st Street Davis, CA 95616

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
TGAM Agribusiness Fund Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
TGAM Agribusiness Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
TGAM Agribusiness Fund-B LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
TGAM Agribusiness Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
AGR Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
Ejnar Knudsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over the 1,650,000 shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

CUSIP No. 92747V 106

1	NAMES OF REPORTING PERSONS
A. Justin Ourso IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,650,000(1)(2)

	9	SOLE DISPOSITIVE POWER
1,650,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,650,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
In his capacity as the Roney Representative under the Investor Rights Agreement described in Item 6 of this Schedule 13D, Patrick A. Roney has voting power over all shares of Common Stock owned by TGAM Agribusiness Fund Holdings LP and other Specified Investors pursuant to and for the purposes specified therein, including for the purpose of voting for the Roney Nominees to the Issuer’s board of directors. The Sponsor also has voting power over all shares of Common Stock owned by the Specified Investors for the purpose of voting for the Sponsor Nominees to the Issuer’s board of directors. The Roney Representative also has the right to exercise voting power over all such shares of Common Stock with respect to other matters. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)
Includes shares of Common Stock that are redeemable by the Issuer for no consideration to the extent that any portion of a PPP Note is not forgiven in certain circumstances. Gives effect to the issuance of 10,000,000 shares of Common Stock to Wasatch on June 7, 2021. Does not give effect to the issuance of any earnout shares or to the exercise or ownership of any warrants (as they will not be exercisable within 60 days of June 7, 2021) or to the potential for redemptions from each shareholder party to the Investor Rights Agreement to the extent that the merger consideration is adjusted downward in excess of the adjustment escrow deposit in accordance with the terms of the Transaction Agreement.

(3)	Based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.

(The terms used above are defined in Items 1, 2, 3 and 6 of this Schedule 13D.)

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, no par value per share (“Common Stock”), of Vintage Wine Estates, Inc., a Nevada corporation formerly known as Bespoke Capital Acquisition Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 937 Tahoe Blvd., Incline Village, NV 89451.

Item 2.	Identity and Background

(a) – (f) This Schedule 13D is being filed on behalf of the following “Reporting Persons”:  TGAM Agribusiness Fund Holdings LP, a Delaware limited partnership (“TGAM Holdings”); TGAM Agribusiness Fund LP, a Delaware limited partnership (“TGAM Fund A”); TGAM Agribusiness Fund-B LP, a Cayman Islands exempted limited partnership (“TGAM Fund B”); TGAM Agribusiness Fund GP LLC, a Delaware limited liability company (“TGAM GP”); AGR Partners LLC, a Delaware limited liability company (“AGR”); Ejnar Knudsen, a citizen of the United States; and A. Justin Ourso IV, a citizen of the United States.  The principal business address of the Reporting Persons is c/o AGR Partners LLC, 221 1st Street, Davis, California 95616.

TGAM Holdings is the record owner of the 1,650,000 shares of Common Stock reported as beneficially owned in this Schedule 13D.  TGAM Fund A and TGAM Fund B together hold 100% of the equity interests in TGAM Holdings.  TGAM GP is the general partner of TGAM Fund A and TGAM Fund B. AGR is the managing member of TGAM GP. The principal business of TGAM Holdings, TGAM Fund A and TGAM Fund B is to invest in securities. The principal business of TGAM GP is to serve as the general partner of TGAM Fund A and TGAM Fund B.  The principal business of AGR, a U.S. registered investment adviser, is, in addition to serving as the managing member of TGAM GP, to serve as an advisor and subadvisor for other investment portfolios held through other partnerships, limited liability companies and related investment vehicles. Mr. Knudsen is AGR’s president and chief executive officer and a member of AGR’s board of directors and investment committee.  Mr. Ourso is a member of AGR’s board of directors and investment committee.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

•	Patrick A. Roney (“Roney”);
•	Bespoke Sponsor Capital LP (the “Sponsor”);
•	Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended, and SLR Non-Exempt Trust UAD 4/21/2018 (such trusts being the “Rudd Investors”);
•	the Patrick A. Roney and Laura G. Roney Trust and Sean Roney (such trust and Sean Roney being the “Roney Investors”);
•	Sonoma Brands II, L.P., Sonoma Brands II Select, L.P., and Sonoma Brands VWE Co-Invest, L.P. (collectively, the “Sebastiani Investors”);
•
the A & L Kunde Trust #1, the A Kunde and L Kunde GST Exempt GRAT fbo Jeff Kunde, the Voting Trust FBO Jeff Kunde U/T Kunde Living Trust and the Jeff & Roberta Kunde Living Trust Dated 6-16-95 (collectively, the “Kunde Trusts”);

•
the A & L Kunde Trust #3, the A Kunde and L Kunde GST Exempt GRAT fbo Marcia Mickelson, the Voting Trust FBO Marcia Mickelson U/T Kunde Living Trust and the Jim & Marcia Mickelson Living Trust Dated 4-11-01 (collectively, the “Mickelson Trusts”);

•
Linda Butler, Ron Coleman, Vicki Daigneault, Marco DiGiulio, Michell Ruggirello, Anne Stewart, Chuck Sweeney and Nell Sweeney (together with the Kunde Trusts and the Mickelson Trusts, the “Other Investors”);

•	Mark W.B. Harms (“Harms”) and Robert L. Berner III (“Berner”), who share voting and dispositive power over the shares of Common Stock owned by the Sponsor;
•
the general partner of each of the Sebastiani Investors, which is Sonoma Brands II GP, LLC (“Sonoma GP”), and its managing member, Sonoma Brands Partners II, LLC (“Sonoma LLC”), and its managing member, Jonathan Sebastiani (“Sebastiani”);

•	the trustees of the Roney Trust, who are Roney and Laura G. Roney (“Laura Roney”);
•	the trustees of the Marital D Trust, who are Darrell D. Swank (“Swank”) and Steven Kay (“Kay”), and the trustees of the SLR Non-Exempt Trust, who are Roney, Swank and Kay;

•	the trustees of the Kunde Trusts, who are Jeff Kunde as to all such trusts and Roberta Kunde as to the Jeff & Roberta Kunde Living Trust Dated 6-16-95; and
•	the trustees of the Mickelson Trusts, who are Marcia Mickelson as to all such trusts and Jim Mickelson as to the Jim & Marcia Mickelson Living Trust Dated 4-11-01.

Bespoke Capital Partners, LLC (“Bespoke”), a private equity firm, is the general partner of the Sponsor. Harms and Berner are managing members of Bespoke.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act. Appendix A attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members.

For the purposes of this Schedule 13D: the “Major Investors” are the Sponsor, the Rudd Investors, the Roney Investors and the Sebastiani Investors; the “Specified Investors” are the Major Investors, the Other Investors and TGAM Holdings; and the “Roney Representative” is Patrick A. Roney or, if he is not then living or is incapacitated, the trustee of the Rudd Investors that owns a plurality of the total Common Stock then held by the Rudd Investors.

Item 3.	Source and Amount of Funds or Other Consideration

On June 7, 2021 (the “Closing Date”), the Issuer acquired VWE pursuant to the transactions contemplated by the Transaction Agreement dated February 3, 2021 (as amended April 19, 2021, the “Transaction Agreement”) among the Issuer, Vintage Wine Estates, Inc., a California corporation (referred to herein as the “Subsidiary”), VWE Acquisition Sub Inc. (“merger sub”), the Sponsor (solely for the limited purposes set forth therein) and Darrell D. Swank (solely in the capacity of Seller Representative). Pursuant to the terms of the Transaction Agreement, on the Closing Date (1) the Issuer changed its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “domestication”), (2) merger sub merged with and into the Subsidiary with the Subsidiary surviving the merger as a wholly owned subsidiary of BCAC (the “merger”) and (3) the Issuer changed its name to Vintage Wine Estates, Inc. (referred to herein as the “Issuer”) (together with the domestication, the merger and the other transactions contemplated by the transaction agreement, the “transactions”).

As a result of and upon the effectiveness of the domestication:

• each BCAC Class A restricted voting share was converted on a one-to-one basis into a share of Common Stock of the Issuer;

• each Class B share of BCAC (other than those Class B shares surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement) was converted on a one-to-one basis into a share of Common Stock;

• each BCAC share purchase warrant (other than those surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement) continued and remained outstanding on a one-for-one basis as a share purchase warrant of the Issuer (each, an “Issuer warrant”); and

• shares of common stock resulting from the conversion of Class A restricted voting shares of BCAC that were previously duly submitted for redemption were redeemed and cancelled by the Company.

As a result of and upon the effective time of the merger (the “effective time”), each share of Subsidiary capital stock issued and outstanding immediately prior to the effective time (other than excluded shares, as defined in the Transaction Agreement) was converted into:

• the right to receive a number of shares of Common Stock equal to the Per Share Merger Consideration (as defined in the Transaction Agreement) divided less the Per Share Adjustment Escrow Deposit (as defined in the Transaction Agreement; and

• a contingent right to receive, if and when payable, a number of shares of Common Stock equal to the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares (each as defined in the Transaction Agreement).

No fractional shares of Common Stock were issued in connection with the merger and instead, any such fractional share that would otherwise result was rounded down to the nearest whole share.

Further pursuant to the Transaction Agreement, at the Closing: (1) the Sponsor surrendered to BCAC for cancellation 3,000,000 Class B shares of BCAC and 4,000,000 share purchase warrants of BCAC, in each case for no value; and (2) VWE repurchased for cancellation shares of VWE Series B stock from TGAM Holdings having a value equal to $32.0 million less the Series B Preference Amount at a price per share equal to the Per Share Merger Consideration (as determined as set forth in the Transaction Agreement).

The Merger Consideration and the Per Share Merger Consideration, each determined as set forth in the Transaction Agreement, were 26,828,256 shares of Common Stock and 2.857087 shares of Common Stock, respectively. The Per Share Adjustment Escrow Release and the Per Share Earnout Shares are not yet known. The Issuer has estimated the Per Share Escrow Release at 0.053 share of Common Stock on an assumption that half of the escrow will be released and has estimated a range of 0.673 to 0.679 Per Share Earnout Shares of Common Stock on the assumption that 100% of the total Earnout Shares will be payable.

Up to 5,726,864 shares of Common Stock are potentially issuable as Earnout Shares in the event that the Common Stock achieves certain performance goals. In connection thereto, the Transaction Agreement provides substantially as follows:

(a) If at any point until the second anniversary of the Closing Date the closing share price per share of Common Stock on the NASDAQ or TSX is at or above $15 (but below $20) (the “First Target Price”) on 20 trading days out of 30 consecutive trading days on such stock exchange, the Issuer will issue an aggregate of 50% of the Earnout Shares to the pre-merger shareholders of the Subsidiary in accordance with the Company Shareholder Allocation Schedule delivered pursuant to the Transaction Agreement.

(b) If at any point until the second anniversary of the Closing Date the closing share price per share of Common Stock on the NASDAQ or TSX is at or above $20 (the “Second Target Price,” and together with the First Target Price, the “Target Prices”) on 20 trading days out of 30 consecutive trading days on such stock exchange, the Issuer will issue (A) to the extent the event set forth in clause (a) above has not previously occurred and no Earnout Shares have previously been issued thereunder, an aggregate of 100% of the Earnout Shares and (B) to the extent the event set forth in such clause (a) has previously occurred, and Earnout Shares were previously issued thereunder, an aggregate of 50% of the Earnout Shares, in each case to the pre-merger shareholders of the Subsidiary in accordance with the Company Shareholder Allocation Schedule.

The shares of Common Stock reported by this Schedule 13D as being owned by the Reporting Persons were acquired on the Closing Date pursuant to the provisions of the Transaction Agreement described above. Accordingly, all such shares were acquired by the Reporting Persons upon conversion of other securities into Common Stock. No funds (whether borrowed or otherwise) were used by the Reporting Persons to purchase such shares.

The description of the Transaction Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is incorporated herein by this reference thereto.

Item 4.	Purpose of Transaction

The information provided in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference herein.

Roney is Chief Executive Officer and a director of the Issuer and, as Roney Representative, has the power to nominate the Roney Nominees to the Issuer’s board of directors and has done so; Robert L. Berner III (who is affiliated with the Sponsor) and Sebastiani are Roney Nominees.  Sponsor has the power to nominate the Sponsor Nominees to the Issuer’s board of directors and has done so; Paul Walsh and Mark W.B. Harms are Sponsor Nominees.  The business and affairs of the Issuer are managed by Roney and other officers of the Issuer under the direction of the board of directors of the Issuer, including the other persons identified in this paragraph.  According to statements made in the Schedule 13D filed by the Separately Filing Group Members, Roney is determined to maintain the independence of the Issuer and plans to grow the Issuer’s business organically and through acquisitions as in the past.  That said, the Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), any or all of the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof the Reporting Persons do not (and, to the best knowledge of the Reporting Persons, Bespoke does not) have any plans or proposals that relate to or would result in any of the transactions enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

The information provided in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Item 2(a) of this Schedule 13D, which identifies the Reporting Persons, the Major Investors and the Specified Investors and discloses the voting provisions of the Investor Rights Agreement and the Voting Agreement, is incorporated herein by this reference thereto.

By virtue of the Investor Rights Agreement, the Specified Investors may be deemed to be members of a “group” as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Specified Investors collectively own 29,426,950 shares of Common Stock, or approximately 48.7% of all shares of Common Stock outstanding as of June 7, 2021. The Major Investors collectively own 23,874,727 shares of Common Stock, or approximately 39.5% of all shares of Common Stock outstanding as of that date.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 60,461,611 shares of Common Stock outstanding as of June 7, 2021, based on information furnished by the Issuer.

(c)          Except for their acquisitions of shares of Common Stock on the Closing Date pursuant to the Transaction Agreement on the terms and conditions disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members or Bespoke has effected any transactions in the Common Stock during the past 60 days.

(d)          Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated herein by this reference thereto.

Investor Rights Agreement

Each of the Specified Investors is party to an Investor Rights Agreement dated as of June 7, 2021 (the “Investor Rights Agreement”) with the Issuer, with Roney in his capacity as the Roney Representative and with Wasatch, which is not a Reporting Person.

The Investor Rights Agreement provides for, among other things, voting agreements, resale restrictions and registration rights, and possible redemption of shares of Common Stock relating to the Subsidiary’s Payroll Protection Program promissory note (“PPP Note”) and downward Merger Consideration adjustments in excess of the Adjustment Escrow Deposit.

Voting Agreements. The Investor Rights Agreement covers voting with respect to directors and, for the Major Investors, voting with respect to other matters. Subject to its terms, the Investor Rights Agreement and the rights set forth therein with respect to the election of directors may extend until the 2028 annual meeting of shareholders of the Issuer (the “2028 Annual Meeting”).

Specifically, until the 2028 Annual Meeting, the Roney Representative may designate up to five individuals, at least two of whom will qualify as independent directors under applicable Nasdaq listing requirements (collectively, the “Roney Nominees”), for inclusion by the Issuer and its board of directors, acting through the nominating and governance committee of the board of directors, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected. Notwithstanding this agreement, if the combined beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding shares of Common Stock over which the Roney Representative has control solely pursuant to the voting proxies granted by the Specified Investors and the Major Investors in the Investor Rights Agreement) of the Roney Investors, the Rudd Investors and the Sebastiani Investors:

• (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to three Roney Nominees;

• (B is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to two Roney Nominees; and

• (C) represents less than the Minimum Number, the Roney Representative will, without further action, no longer have any designation rights under the Investor Rights Agreement.

Likewise, until the 2028 Annual Meeting and subject to the terms of the Investor Rights Agreement, for so long as the Common Stock is listed on the TSX, the Sponsor may designate up to two directors, at least one of whom so designated will qualify as an independent director under applicable Nasdaq listing requirements (collectively, the “Sponsor Nominees”), for inclusion by the Issuer and its board of directors, acting through the nominating and governance committee of the board of directors, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected. Notwithstanding this agreement, if the beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding shares of Common Stock over which the Roney Representative has control solely pursuant to the voting proxies granted by the Specified Investors in the Investor Rights Agreement) of the Sponsor:

• (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

• represents less than the Minimum Number, the Sponsor will, without further action, no longer have any designation rights under the Investor Rights Agreement.

The two members of the board who are neither Roney Nominees nor Sponsor Nominees will be individuals who qualify as independent directors under Nasdaq and TSX listing requirements and are recommended by the nominating and governance committee and nominated by the entire board of directors of the Issuer. If and when the Common Stock is no longer listed on the TSX and the terms of such directors expire, then these two positions on the Issuer’s board will instead be filled by two additional Sponsor Nominees. In such case, if the beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding shares of Common Stock over which the Sponsor has control solely pursuant to the voting proxies granted by the Specified Investors in the Investor Rights Agreement) of the Sponsor:

• (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to two Sponsor Nominees;

• (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

• represents less than the Minimum Number, the Sponsor will, without further action, no longer have any designation rights under the Investor Rights Agreement.

A “Material Stock Acquisition” as defined in the Investor Rights Agreement means a transaction in connection with which the Issuer issues Common Stock representing more than 35% of such stock then outstanding.

“Minimum Number” as defined in the Investor Rights Agreement means 4% of the total number of shares of Common Stock outstanding as of the relevant date or such lower percentage to which the Roney Representative or Sponsor, as applicable, may agree (such agreement not to be unreasonably withheld, conditioned or delayed) upon the request of the other.

In furtherance of the nomination rights provided for in the Investor Rights Agreement, such agreement also provides that: (i) in connection with each meeting or consent solicitation of the Issuer’s shareholders of at or by which directors are to be elected, the Issuer board of directors (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to the Issuer’s shareholders, and the Specified Investors will vote for each Roney Nominee and Sponsor Nominee; and (ii) Issuer, acting through its board of directors (including any committee thereof), will fill any vacancy of a Roney Nominee or a Sponsor Nominee on the board with a Roney Nominee or a Sponsor Nominee, respectively.

With respect to voting on matters other than the election of directors, the Investor Rights Agreement provides that, during the period beginning on the closing date of the merger and ending the earlier of seven years from that date and the date on which the Roney Investors cease to own, in the aggregate, 10% or more of the outstanding Common Stock, each Major Investor will irrevocably appoint the Roney Representative as such Major Investor’s proxy, to the fullest extent of such Major Investor’s rights with respect to the shares of Common Stock owned by such Major Investor as of the Closing Date or thereafter acquired, to vote each such share at each annual or special meeting of shareholders on all matters other than the proxies granted to the Roney Representative and the Sponsor with respect to the election of directors and, in the case of Sponsor, certain reserved matters. Such reserved matters are (a) the issuance of equity or the adoption of any equity plan, (b) any merger, consolidation or other business combination transaction to which the Issuer is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or affiliate of the Issuer has an interest that is different from, or in addition to, the interests of the Issuer’s shareholders generally, (d) any amendment of the Issuer’s articles of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of shareholders or any particular shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract.

Resale Restrictions. Pursuant to the Investor Rights Agreement, the Major Investors (other than the Sebastiani Investors) have agreed that they will not, for 18 months following the Closing Date, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of Common Stock, publicly announce any intention to effect any of the foregoing transactions, or otherwise engage in any hedging or other transactions, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives any significant part of its value from such stock (in each case, subject to certain exceptions set forth in the Investor Rights Agreement). On the date that is 18 months after the Closing Date, 1/18th of such investors’ shares will be released from the lock-up, with an additional 1/18th released from the lock-up in equal amounts monthly over the following 16 months. Any remaining shares held by such investors will be released from the lock-up on the date that is 35 months following the Closing Date. All other pre-merger Subsidiary shareholders party to the Investor Rights Agreement (including the Sebastiani Investors but excluding Wasatch) have agreed that they will not, for six months after the closing of the merger, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of Common Stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives any significant part of its value from such stock (in each case, subject to certain exceptions). On the date that is six months after the Closing Date, 1/6th of such investors’ shares will be released from the lock-up, with an additional 1/6th released from the lock-up in equal amounts monthly over the following four months. Any remaining shares held by such other VWE investors will be released from the lock-up on the date that is 11 months after the Closing Date.

The term “Wasatch” as used throughout this Schedule 13D refers to any or all of Casing & Co. f/b/o Wasatch Microcap Fund, Cronus & Co. f/b/o Wasatch Ultra Growth Fund and Clear Moon & Co. f/b/o Wasatch Small Cap Growth Fund, as the context may require; the first such fund bought pre-merger Subsidiary stock on February 3, 2021; the last two such funds subscribed to purchase shares of Common Stock on April 22, 2021 and acquired such stock on the Closing Date. None of these Wasatch mutual funds is party to the provisions of the Investor Rights Agreement pertaining to voting rights, and none of them is a Reporting Person.

Modification or Amendment. The Investor Rights Agreement may be amended and the Issuer may take action therein prohibited, or omit to perform any act therein required to be performed by it, if and only if the Issuer has obtained the consent of each Major Investor holding at least 5% of the outstanding shares of Common Stock and, during the Roney Director Designation Period, the Roney Representative, but the resale restrictions described above cannot be amended without the prior written consent of any Major Investor that would be adversely affected by the amendment.

Registration Rights. Under the Investor Rights Agreement, (i) Wasatch and (ii) after the initial 18-month lock-up period described in “Resale Restrictions” above, any Major Investor holding not less than 10% of the shares of the Issuer held by all pre-merger Subsidiary shareholders in the aggregate and the Sponsor may demand to sell all or a portion of their registrable securities in an SEC-registered offering up to six times, in the case of Wasatch and such Major Investors, and up to three times, in the case of the Sponsor, in each case subject to certain minimum requirements and customary conditions. The Investor Rights Agreement will also provide the Sponsor and all holders of pre-merger Subsidiary capital stock party thereto with “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended. Approximately 27 million shares of Common Stock issued to pre-merger Subsidiary shareholders in connection with the merger are covered by the registration rights provisions of the Investor Rights Agreement. An additional 10,000,000 shares of Common Stock issued to Wasatch pursuant to Subscription Agreements entered into with Bespoke Capital Acquisition Corp., a British Columbia corporation (“BCAC”), on April 22, 2021 are covered by the registration rights provisions of such agreements.

Redemption Relating to PPP Note. The Investor Rights Agreement includes additional provisions relating to a PPP Note issued by the pre-merger Subsidiary. In such agreement, each holder of pre-merger Subsidiary capital stock party thereto (including Wasatch) has agreed to be bound by a provision of the Transaction Agreement as if it were a party thereto. Such provision of the Transaction Agreement states that, to the extent that any portion of the PPP Note has not been forgiven prior to the Closing Date, VWE will escrow with the lender the amount necessary to repay the PPP Note in full plus accrued and unpaid interest. Thereafter, on the earlier of the Subsidiary’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the Closing Date (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable governmental entity will not have been received by the Subsidiary prior thereto), the Issuer will redeem from such shareholders, who will tender to the Issuer, for no consideration, shares of Common Stock which are determined to have been over-issued to them. The redemption and tender of such shares will be pro rata based on each holder’s proportionate ownership of the aggregate shares owned by all such shareholders as of immediately after the effective time of the merger.

Redemption Relating to Downward Merger Consideration Adjustment. The Investor Rights Agreement includes a provision relating to the downward adjustment of Merger Consideration after the closing of the merger. Pursuant to the Transaction Agreement, if the final merger consideration finally determined pursuant to the post-closing adjustment mechanism set forth in the Transaction Agreement is less than the Merger Consideration (the “Merger Consideration Deficit”), then Sponsor and the Issuer will cause the exchange agent to pay or cause to be paid to (i) Sponsor such Merger Consideration Deficit (to consist of one share of Common Stock for every $10 increment) and (ii) to the pre-merger Subsidiary shareholders the remaining Adjustment Escrow Deposit, if any, pro rata based on each holder’s proportionate ownership of the aggregate shares owned by all such shareholders as of immediately after the effective time of the merger. Pursuant to the Investor Rights Agreement, to the extent the Merger Consideration Deficit exceeds the Adjustment Escrow Deposit, the Issuer will be entitled to redeem from such shareholders, who will tender to the Issuer, for no consideration, shares of Common Stock having an aggregate value equal to such excess, valuing each share of Common Stock at $10. The redemption and tender of such shares will be pro rata based on each holder’s proportionate ownership of the aggregate shares owned by all such shareholders as of immediately after the effective time of the merger.

Voting Agreement

Each of the Rudd Investors and the Roney Investors is party to an Amended and Restated Voting Agreement effective as of June 7, 2021 (the “Voting Agreement”) with Vintage Wine Estates, Inc., a California corporation (the “Subsidiary”). Under the Voting Agreement, Roney, after conferring with the trustee of the Rudd Investor that owns the most shares of Common Stock, may determine how all shareholders party to the Voting Agreement shall vote, act or consent. Upon Mr. Roney’s death or incapacity, such trustee may determine how all such shareholders shall vote, act or consent. The Voting Agreement will terminate in accordance with its terms upon the termination of the Investor Rights Agreement.

The share ownership reported for each Reporting Person in this Schedule 13D does not include any shares of Common Stock owned by any other Reporting Person except as expressly stated herein, and each Reporting Person disclaims beneficial ownership of all shares of Common Stock owned by the other Reporting Persons except as expressly stated herein. Each Reporting Person also disclaims beneficial ownership of all shares of Common Stock in which such person does not have a pecuniary interest.

Each Reporting Person is responsible for the completeness and accuracy of the information concerning such person contained in this Schedule 13D but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that such person knows or has a reason to believe that such information is inaccurate.

The descriptions of the Investor Rights Agreement, the Subscription Agreements and the Voting Agreement contained in this Item 2 are not intended to be complete and are qualified in their entirety by reference to such agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Common Stock and the Issuer’s Articles of Incorporation

Pursuant to the terms of the Issuer’s articles of incorporation, each holder of Common Stock is entitled to one vote for each share owned of record on matters submitted to a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting in the election of directors. Holders of Common Stock will be entitled to dividends if, as, and when declared by the Issuer’s board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in the Issuer’s credit facilities. Subject to the rights of the holders of any series of preferred stock, shares of Common Stock will be entitled to receive the assets and funds of the Issuer available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, whether voluntary or involuntary. The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that the Issuer may designate in the future.

Warrant Agreement

In connection with the domestication, the Issuer became the successor to BCAC under the Warrant Agreement. Upon the domestication, each BCAC warrant (other than those warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement) continued and remained outstanding as an Issuer warrant. Each Issuer warrant entitles the registered holder to purchase one share of Common Stock. Issuer warrants will become exercisable commencing August 11, 2021. Such warrants will expire at 5:00 p.m. (Toronto time) on June 8, 2026.

Once the warrants become exercisable, the Issuer may accelerate the expiry date of the outstanding warrants (excluding any warrants held by the Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by the Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the Common Stock on the Nasdaq or the TSX equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend, or the Issuer’s recapitalization, reorganization, merger or consolidation. The warrants will not, however, be adjusted for issuances of shares at a price below their exercise price. Issuer warrants may be exercised only for a whole number of shares of Common Stock. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Issuer will, upon exercise, round down to the nearest whole number of shares to be issued to the warrant holder.

The warrant holders will not have the rights or privileges of holders of shares of Common Stock or any attendant voting rights until they exercise their warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by Issuer shareholders. On the exercise of any warrant, the warrant exercise price will be $11.50, subject to adjustments as described in the Warrant Agreement. At the election of the holder, the warrants may be exercised through a cashless exercise.

The Warrant Agent will, on receipt of a written request of the Issuer or holders of not less than 25% of the aggregate number of warrants then outstanding, convene a meeting of holders of warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Incline Village, Nevada or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of New VWE Holdco warrants then outstanding.

From time to time, the Issuer and the Warrant Agent, without the consent of the holders of warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of warrants may only be made by an “extraordinary resolution,” defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of warrants by the affirmative vote of holders of warrants representing not less than two-thirds of the aggregate number of the then outstanding warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders of warrants representing not less than two-thirds of the aggregate number of the then outstanding warrants.

Patrick A. Roney’s Employment Agreement and Option Grant

Like the Issuer’s other executive officers, Patrick A. Roney has entered into an employment agreement with the Issuer (the “Employment Agreement”). The Employment Agreement specifies that Mr. Roney will serve as the Issuer’s Chief Executive Officer and that his annual base salary will be $500,000, subject to review and adjustment by the Issuer’s board of directors from time to time. Mr. Roney will be eligible for a discretionary bonus of up to 40% of his base salary. Upon a termination of employment by the Issuer without cause (as defined in the Employment Agreement) or by Mr. Roney with good reason (as defined in the Employment Agreement), Mr. Roney would be entitled to accrued benefits and a severance payment equal to three years’ base salary, payable over 36 months. Mr. Roney is eligible for equity grants under the Issuer’s Omnibus Incentive Plan (the “OIP”).  The Issuer has represented that it does not intend to grant awards under the OIP that exceed 11.1111% of shares outstanding at the time that an additional award or awards would be granted, absent shareholder approval. The Issuer has also committed that no options or stock appreciation rights will be exercised, no restricted stock units, performance shares or performance units valued in relation to shares will vest or be earned, no restricted stock or other stock-based awards will be granted, and no cash incentive awards will be paid under the OIP, unless and until the OIP has been approved by the stockholders of the Issuer and in any event no later than twelve months after the effective date.

The descriptions of the Issuer’s articles of incorporation, the Warrant Agreement and the Employment Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are incorporated herein by this reference thereto.

On June 4, 2021, the BCAC board of directors considered and approved the OIP, which became effective immediately subject to shareholder approval. On June 4, 2021, the BCAC board of directors also approved the grant of options to purchase the Common Stock under the OIP to Mr. Roney (and three other officers of the Company), as follows: The grants were effective on June 7, 2021. The number of shares underlying such options was 860,560 for Mr. Roney. The options, which have an exercise price per share of $10.50, will vest with respect to 25% of the total optioned shares 18 months after the grant date and with respect to an additional 25% of the total optioned shares on each of the second, third and fourth anniversaries of the grant date, but will become exercisable only to the extent the volume-weighted average price of the Common Stock over a 30-consecutive-trading-day period following the grant date is at least $12.50.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Investor Rights Agreement dated June 7, 2021 among the Issuer, Bespoke Sponsor Capital LP, Patrick A. Roney in his capacity as the Roney representative, the parties listed as VWE Investors on the signature pages thereto and Wasatch (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2021).

Exhibit 2
Subscription Agreement dated April 22, 2021 between BCAC and Wasatch Funds Trust for Wasatch Ultra Growth Fund (incorporated by reference to Exhibit 10.36 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-254260), filed by Bespoke Capital Acquisition Corp. on May 3, 2021).

Exhibit 3
Subscription Agreement dated April 22, 2021 between BCAC and Wasatch Funds Trust for Wasatch Small Cap Growth Fund (incorporated by reference to Exhibit 10.37 to Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-254260), filed by Bespoke Capital Acquisition Corp. on May 3, 2021).

Exhibit 4
Amended and Restated Voting Agreement among Vintage Wine Estates, Inc., a California corporation, Marital Trust D under the Leslie G. Rudd Trust (as successor to the Leslie G. Rudd Living Trust) and the SLR Non-Exempt Trust (as successor to the SLR 2012 Gift Trust), and the Patrick A. Roney and Laura G. Roney Trust and Sean Roney (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2021).

Exhibit 5
Transaction Agreement dated February 3, 2021, together with Amendment to Transaction Agreement dated April 19, 2021, among BCAC, Vintage Wine Estates, Inc., a California corporation, VWE Acquisition Sub Inc., Bespoke Sponsor Capital LP (solely for the limited purposes set forth therein) and Darrell D. Swank (solely in the capacity of Seller Representative) (incorporated by reference to Annex A to the Consent Solicitation Statement of Vintage Wine Estates, Inc., a California corporation, and Prospectus of BCAC, filed by BCAC with the SEC pursuant to Rule 424(b)(3) on May 6, 2021).†

Exhibit 6	Articles of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2021).

Exhibit 7
Warrant Agency Agreement dated as of August 15, 2019 between BCAC and TSX Trust Company (incorporated by reference to Exhibit 99.31 to BCAC’s Registration Statement on Form 40-F (File No. 000-56227), filed on November 27, 2020).

Exhibit 8	Employment Agreement between the Issuer and Pat Roney (incorporated by reference to Exhibit 10.5 to BCAC’s Registration Statement on Form S-4 (File No. 333-254260), filed on March 15, 2021).

Exhibit 9
2021 Omnibus Incentive Plan of Vintage Wine Estates Inc., a Nevada corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-254260), filed on May 3, 2021).

Exhibit 10	Joint Filing Agreement dated as of June 17, 2021.

† Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 17, 2021

TGAM AGRIBUSINESS FUND HOLDINGS LP

By:	AGR Partners LLC, as sub-advisor

By:	/s/ Christine Taylor
Name: Christine Taylor
Title: Vice President

TGAM AGRIBUSINESS FUND LP

By:	AGR Partners LLC, as sub-advisor

By:	/s/ Christine Taylor
Name: Christine Taylor
Title: Vice President

TGAM AGRIBUSINESS FUND-B LP

By:	AGR Partners LLC, as sub-advisor

By:	/s/ Christine Taylor
Name: Christine Taylor
Title: Vice President

TGAM AGRIBUSINESS FUND GP LLC

By:	/s/ Christine Taylor
Name: Christine Taylor
Title: Vice President

Signature Page to Schedule 13D

AGR PARTNERS LLC

By:	/s/ Christine Taylor
Name: Christine Taylor
Title: Vice President

/s/ Ejnar Knudsen
Ejnar Knudsen

/s/ A. Justin Ourso IV
A. Justin Ourso IV

Signature Page to Schedule 13D

APPENDIX A

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2)	Number of Shares Beneficially Owned With(2)
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Patrick A. Roney	29,426,950 (48.7%)	0	29,426,950	0	8,715,935
Bespoke Sponsor Capital LP	29,426,950 (48.7%)	0	29,426,950	6,000,000	0
Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended	7,600,117 (10.8%)	0	7,600,117	7,600,117	0
SLR Non-Exempt Trust UAD 4/21/2018	2,199,863 (3.6%)	0	2,199,863	2,199,863	0
Patrick A. Roney and Laura G. Roney Trust	6,516,072 (10.8%)	0	6,516,072	6,516,072	0
Sean Roney	423,729 (0.7%)	0	423,729	423,729	0
Sonoma Brands II, L.P.	684,881 (1.1%)	0	684,881	684,881	0
Sonoma Brands II Select, L.P.	39,350 (0.065%)	0	39,350	39,350	0
Sonoma Brands VWE Co-Invest, L.P.	410,715 (0.7%)	0	410,715	410,715	0
Linda Butler	139,525 (0.2%)	0	139,525	139,525	0
Ron Coleman	372,387 (0.6%)	0	372,387	372,387	0
Vicki Daigneault	6,185 (0.01%)	0	6,185	6,185	0
Marco DiGiulio	244,841 (0.4%)	0	244,841	244,841	0
Michell Ruggirello	5,285 (0.009%)	0	5,285	5,285	0
Anne Stewart	771,828 (1.3%)	0	771,828	771,828	0
Chuck Sweeney	663,187 (1.1%)	0	663,187	663,187	0
Nell Sweeney	663,187 (1.1%)	0	663,187	663,187	0
Jeff Kunde	517,899 (0.9%)	386,871	131,028	386,871	131,028
Marcia Mickelson	517,899 (0.9%)	379,828	138,071	379,828	138,071
Mark W.B. Harms	29,426,950 (48.7%)	0	29,426,950	0	6,000,000
Robert L. Berner III	29,426,950 (48.7%)	0	29,426,950	0	6,000,000
Sonoma Brands II GP, LLC	1,134,946 (1.9%)	0	1,134,946	1,134,946	0
Sonoma Brands Partners II, LLC	1,134,946 (1.9%)	0	1,134,946	1,134,946	0
Jonathan Sebastiani	1,134,946 (1.9%)	0	1,134,946	1,134,946	0
Laura G. Roney	6,516,072 (10.8%)	0	6,516,072	0	6,516,072
Darrell D. Swank	9,799,980 (16.2%)	0	9,799,980	0	9,799,980

Steven Kay	9,799,980 (16.2%)	0	9,799,980	0	9,799,980
Roberta Kunde	131,028 (0.2%)	0	131,028	0	131,028
A & L Kunde Trust #1	219,072 (0.4%)	0	219,072	219,072	0
A Kunde and L Kunde GST Exempt GRAT fbo Jeff Kunde	34,699 (0.06%)	0	34,699	34,699	0
Voting Trust FBO Jeff Kunde U/T Kunde Living Trust	133,100 (0.2%)	0	133,100	133,100	0
Jeff & Roberta Kunde Living Trust Dated 6-16-95	131,028 (0.2%)	0	131,028	131,028	0
Jim Mickelson	138,071 (0.2%)	0	138,071	0	138,071
A & L Kunde Trust #3	230,569 (0.4%)	0	230,569	230,569	0
A Kunde and L Kunde GST Exempt GRAT fbo Marcia Mickelson	9,114 (0.02%)	0	9,114	9,114	0
Voting Trust FBO Marcia Mickelson U/T Kunde Living Trust	140,145 (0.2%)	0	140,145	140,145	0
Jim & Marcia Mickelson Living Trust Dated 4-11-01	138,071 (0.2%)	0	138,071	138,071	0

(1) See the Schedule 13D filed on June 17, 2021 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of Common Stock of the Issuer beneficially owned by each Separately Filing Group Member as of June 17, 2021, and the information shown in the table with respect to the percentage of shares beneficially owned is based on information provided by the Issuer as of June 7, 2021, reflecting 60,461,611 shares of Common Stock of the Issuer outstanding as of such date.